[KAISER ALUMINUM LETTERHEAD]
June 22, 2010
Ms. Pamela Long
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-3 Filed April 2, 2010, File No. 333-165869
Dear Ms. Long:
     Set forth below are the responses of Kaiser Aluminum Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the letter received by facsimile on April 13, 2010, concerning the above referenced filing (the “Registration Statement”).
     For ease of reference, we have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
Incorporation By Reference, page 4
1.	Please revise to incorporate the description of your common stock pursuant to paragraph (a)(3) of Item 12 of Form S-3.
Response: In response to the Staff’s comment, we have incorporated the description of our common stock from our previously filed Form 8-A. Please see page 4.
Selling Stockholders, page 6
2.	We note the disclosure in the paragraph below footnote (1) to the table. Please revise to identify the natural person or persons who exercise voting or investment control over the securities held by the selling security holder. See Question 140.02 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: In response to the Staff’s comment, we have revised the Registration Statement to provide disclosure regarding the natural persons with voting or investment control over the shares held by the selling stockholder. Please see page 6.

Ms. Pamela Long
Securities and Exchange Commission
June 22, 2010

Plan of Distribution, page 16
3.	We note your disclosure that “any underwriters, brokers, dealers or agents that participate in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act.” Please revise to disclose that selling stockholders may also be deemed to be underwriters within the meaning of the Securities Act.
Response: In response to the Staff’s comment, we have revised the Registration Statement to indicate that selling stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933. Please see page 17.
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     If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1767, or Troy B. Lewis at (214) 969-3721 or Charles T. Haag at (214) 969-5148 of Jones Day.
Very truly yours,
/s/ John M. Donnan
John M. Donnan

cc:	Daniel J. Rinkenberger, Kaiser Aluminum Corporation Melinda C. Ellsworth, Kaiser Aluminum Corporation Troy B. Lewis, Jones Day Charles T. Haag, Jones Day